As Filed Pursuant to Rule 424(b)(5)

Registration No. 333-267236

PROSPECTUS SUPPLEMENT
(To Prospectus dated September 9, 2022 and Prospectus Supplements dated September 9, 2022 and March 27, 2023)

INDAPTUS THERAPEUTICS, INC.

Common Stock

This prospectus supplement (the “Prospectus Supplement”) supplements the prospectus dated September 9, 2022 and the prospectus supplements dated September 9, 2022, March 27, 2023 and March 13, 2024 (collectively, the “ATM Prospectus”), relating to the offer and sale of shares of our common stock from time to time pursuant to the terms of the At The Market Offering Agreement, dated June 1, 2022, as amended on September 1, 2022 (the “Agreement”), with H.C. Wainwright & Co., LLC (“Wainwright”) as sales agent. During the twelve calendar months prior to, and including, the date hereof, we have sold an aggregate of 152,000 shares of our common stock through Wainwright under the Agreement. This Prospectus Supplement should be read in conjunction with the ATM Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the ATM Prospectus. This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the ATM Prospectus, and any future amendments or supplements thereto.

On March 13, 2024, the date we filed our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, we became subject to the offering limits in General Instruction I.B.6 of Form S-3. As of the date of this Prospectus Supplement, the aggregate market value of our outstanding common stock held by non-affiliates is $18,766,432, which was calculated based on 7,108,497 shares of outstanding common stock that were held by non-affiliates as of July 31, 2024 and a price per share of $2.64, the closing price of our common stock on June 17, 2024. Pursuant to General Instruction I.B.6. of Form S-3, in no event will we sell securities pursuant to the registration statement (of which this prospectus supplement forms a part) with a value more than one-third of the aggregate market value of our common stock held by non-affiliates in any 12-month period, so long as the aggregate market value of our common stock held by non-affiliates is less than $75.0 million. During the prior 12-calendar-month period that ends on, and includes, the date of this prospectus, we have sold an aggregate of $375,559 of securities pursuant to General Instruction I.B.6. of Form S-3.

We are filing this Prospectus Supplement to amend the ATM Prospectus to reduce the amount of shares registered under the ATM Prospectus to $0.00 and to suspend the ATM Program. As a result, we may not make any sales of our common stock pursuant to the Agreement unless and until a new prospectus supplement is filed with the Securities and Exchange Commission; however the Agreement remains in full force and effect.

Our common stock trades on the Nasdaq Capital Market under the symbol “INDP.” On August 5, 2024, the last reported sale price of our common stock on the Nasdaq Capital Market was $1.652 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

The date of this prospectus supplement is August 6, 2024.